

December 14, 2010

Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi'an 710075 Shaanxi Province, China

> **Re: Huifeng Bio-Pharmaceutical Technology Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Period Ended September 30, 2010**
> **File No. 000-32253**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the amended filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
Production Facilities, page 3

1. We note your disclosure on page 3 that your principal suppliers include Cungui Zhang, Xiaohe Wang and Yingwei Xu. Please amend your Form 10-K to disclose the material terms of your relationship and/or agreement with these three suppliers, including which of your products the third party supplies to you, any minimum purchase obligations, the material payment terms, the date on which each agreement was entered into, the duration and any termination provisions. If you have written agreements with any of these suppliers, please file them as exhibits or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Patents and Intellectual Properties, page 5

2. We note your disclosure on page 5 that Huifeng's proprietary technology received Chinese national technology patent protection for a ten-year period. Please amend your Form 10-K to disclose the date on which the patent will expire.

Item 10. Directors, Executive Officers, and Corporate Governance

Biographies of Officers and Directors, page 21

3. Please amend your Form 10-K to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director as required under Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 22

4. You disclose that your officers and executives received no compensation from you for the fiscal years ended December 31, 2009 and December 31, 2008. Please amend your Form 10-K to disclose all compensation received directly or indirectly by your named executive officers from you or your subsidiaries. Alternatively, please confirm that your named executive officers did not directly or indirectly receive compensation from you or your subsidiaries.

1. Summary of Significant Accounting Policies and Organization

(C) Principles of Consolidation, page F-7

5. You stated on page 5 in "Business Development and Acquisitions" that Qinba was considered a variable interest entity based on contractual arrangements. It also appears that you were the primary beneficiary through these arrangements, which would require you to consolidate Qinba. Please tell us your accounting for Qinba beginning with September 25, 2008, when you entered into the arrangements through the present. In your response provide us your analysis of the accounting literature supporting your treatment. Further, tell us whether the arrangements were legally terminated and if so, when, and the affect of this termination on your accounting.

9. Income Tax, page F-15

6. Refer to section b. where you state "Due to its history of losses the Company determined that realization of its net deferred tax assets is currently judged to be unlikely rather than not." Please tell us how you derived this conclusion. We note that in 2008 and 2009, net income from operations was $3.8 million and $2.1 million, respectively.

11. Convertible Notes Payable, page F-15

7. It appears the warrants issued in conjunction with this transaction are subject to adjustment if you subsequently issue equity at a price per share that is less than the exercise price of these warrants. Please explain to us why you have not apparently reclassified these warrants to liabilities under FASB ASC 815-40-15 with transition guidance at FASB ASC 815-10-65-3. Please specifically see Example 9 at FASB ASC 815-40-55-33 and -34.

Item 9A(T). Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 20

8. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- **How do you evaluate and assess internal control over financial reporting?**
  - o In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
  - o If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.
- **How do you maintain your books and records and prepare your financial statements?**
  - o If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
  - o If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.
- **What is the background of the people involved in your financial reporting?**
  - o We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
    - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    - the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

  o If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
    - the name and address of the accounting firm or organization;
    - the qualifications of their employees who perform the services for your company;
    - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    - how many hours they spent last year performing these services for you; and
    - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

  o If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
    - why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    - how many hours they spent last year performing these services for you; and
    - the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Form 10-Q for the Period Ended September 30, 2010
Item 1. Financial Statements
Condensed Consolidated Statement of Cash Flows, page 4

9. Please tell us why the change in receivables and inventories as reflected here does not coincide with the balance sheet.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Rose Zukin, Attorney Advisor at (202) 551-3239 or Jennifer Riegel, Attorney Advisor at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant